UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2023.

Commission File Number 001-41774

Fitell Corporation

(Translation of registrant’s name into English)

23-25 Mangrove Lane

Taren Point, NSW 2229

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Departure of Director and Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On October 23, 2023, Guy Adrian Robertson gave written notice to Fitell Corporation (the “Company”) confirming his resignation, effective as of October 23, 2023, from his positions with the Company as a member of the board of directors (the “Board”) and as Chief Executive Officer. Mr. Robertson’s resignation was not a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

On October 23, 2023, at the recommendation of the Nominating Committee, the Board appointed Yinying “Sam” Lu, a member of the Board, to serve as Chief Executive Officer beginning as of October 23, 2023.

Ms. Lu has served as the Company’s director since April 2022 and has served as the General Manager of the Company’s operating subsidiary, GD Wellness Pty Ltd (“GD”), since April 2017, overseeing procurement, operations, marketing, and financing, growing GD’s customer database from 60,000 members in 2019 to over 100,000 members in 2022, and introducing Lion Loyalty, GD’s VIP membership program. Ms. Lu holds a Bachelor of Business degree in Marketing and Event Management from Griffith University.

There are no family relationships between Ms. Lu and any director or executive officer of the Company. Ms. Lu has not been involved in any transaction with the Company that would require disclosure under Item 404(a) of Regulation S-K.

On October 23, 2023, the Company issued a press release announcing the resignation of Mr. Robertson and the appointment of Ms. Lu. A copy of this press release is attached hereto as Exhibit 99.1.

Exhibit No.	Description
99.1	Press Release dated October 23, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2023	FITELL CORPORATION

	By:	/s/ Yinying Lu
Yinying Lu
Chief Executive Officer and Director
(Principal Executive Officer)